U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                             COMMISSION FILE NUMBER:
                                   000-50428

                           NOTIFICATION OF LATE FILING


Check One:

                  [ ]  Form 10-K and Form 10-KSB
                  [ ]  Form 20-F
                  [ ]  Form 11-K
                  [X]  Form 10-Q and Form 10-QSB


                            For Period Ended: February 28, 2006

                            [ ] Transition Report on Form 10-K
                            [ ] Transition Report on Form 20-F
                            [ ] Transition Report on Form 11-K
                            [ ] Transition Report on Form 10-Q
                            [ ] Transition Report on Form N-SAR
                            [ ] Money Market Fund Rule 30b3-1 Filing

                            For the Transition Period Ended: N/A





     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I.   REGISTRANT INFORMATION.

     The Registrant is Maverick Oil and Gas, Inc. (the "Company"). The address of the Company's principal executive office is 888 E. Las Olas Boulevard, Suite 400, Fort Lauderdale, Florida 33301.

PART II.  RULES 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

     As it required additional time to analyze the impact of new accounting pronouncements on a material financing transaction that occurred during the current quarter, the Company has been unable to complete its Quarterly Report on Form 10-Q for the quarter ended February 28, 2006 by April 14, 2006, without unreasonable effort or expense. The Company continues to review its financial statements with its independent auditor and expects to submit the filing promptly.

PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Stephen Cohen                        (215) 568-4891

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes        [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

         [x] Yes        [ ] No

     For the quarter ended February 28, 2006, the Company expects to record a significant liability and incur related non-cash charges associated with the value of the conversion feature of the $20 million of secured convertible debentures and associated warrants privately placed by the Company on January 5, 2006, as embedded derivative instruments under EITF 00-19.



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



                           MAVERICK OIL AND GAS, INC.


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: April 14, 2006                      By:      /s/ John Ruddy
                                                   ----------------------------
                                                   John Ruddy
                                                   Chief Financial Officer



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